Exhibit 1

For Release

Compugen Ltd. Reports Fourth Quarter and Year-End 2008 Financial Results

TEL AVIV, ISRAEL – February 11, 2009 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the fourth quarter and year-end December 31, 2008.

Martin Gerstel, president and CEO, stated, “Compugen’s competitive advantage is the ability to utilize computational biology based “prediction and selection” methodologies to discover multiple product candidates of interest in a rapidly increasing number of important drug and diagnostic fields. Today, the growing number of validated discovery platforms and initial product candidates under evaluation by Compugen and our industry partners demonstrates that, based on more than a decade of focused multidisciplinary research, we have successfully established the unique capabilities needed to meet this well recognized and critical need in our industry.”

Mr. Gerstel continued, “In order to fully leverage these extensive ‘discovery on demand’ capabilities, the next, and perhaps most important stage of our commercial development, will be to enter into broader, more strategic types of collaborations, in comparison to the largely product candidate specific agreements we have signed to date. This is now a high priority for our company and we are finding that the rapidly growing validation of the power, accuracy and wide applicability of our prediction and selection product discovery capabilities is now providing us the opportunity to explore with a number of leading companies in the drug and diagnostic industries these types of broader collaborations.”

Compugen’s financial results continue to be fully in line with the Company’s past guidance. Current revenues remain insignificant with revenues for the fourth quarter of 2008 of $11,000, compared to $90,000 for the fourth quarter of 2007. Revenues for the year 2008 were $338,000, compared to $180,000 for 2007.

The net loss for the most recent quarter was $3.8 million (including a non-cash expense of $477,000 related to stock based compensation), or $0.13 per share, compared with a net loss of $3.1 million (including a non-cash expense of $479,000 related to stock based compensation), or $0.11 per share, for the corresponding quarter of 2007. The net loss for the year 2008 was $12.5 million (including a non-cash expense of $1.7 million related to stock based compensation), or $0.44 per share, compared with a net loss of $12.1 million (including a non-cash expense of $2.3 million related to stock based compensation), or $0.43 per share, for 2007.

Research and development expenses of $2.5 million for the fourth quarter of 2008, compared to $2.8 million for the fourth quarter of 2007, remain the Company’s largest expense. Total research and development expenses for 2008 were $9.3 million compared to $9.7 million for 2007. These amounts are before the deduction of governmental and other grants, which totaled $51,000 for the fourth quarter ended December 31, 2008, compared with $385,000 for the corresponding quarter in 2007, and $544,000 for 2008 compared to $ 1.4 million for 2007. Accordingly, research and development expenses net of governmental grants were $8.7 million for 2008 as compared to $8.4 million for 2007.

As of December 31, 2008, Compugen had $7.2 million in cash, cash equivalents, short-term deposits, and marketable securities, compared with $17.2 as of December 31, 2007, in both cases not including the market value of the 2.2 million Evogene shares (TASE: EVGN.TA) held by the Company, which at present totals approximately $5 million. The company previously projected net cash requirements for 2009 of less than $8 million.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and year-end results on February 11, 2009 at 10:00 a.m. EST. To access the conference call, please dial 180-921-4368 from Israel, 1-866-691-3082 from the US or 1-480-629-1941 internationally. After dialing in, you will be asked which conference you are joining. Please state either Compugen or 3969859. The call will also be available via live webcast through Compugen’s Website, located at this link

A replay of the conference call will be available from February 11, 2009 at 1:00 pm EST through February 13, 2009 at 1:00 pm EST. To access the replay, please dial 077-300-6288 from Israel, toll free 1-800-406-7325 from the US or 1-303-590-3030 internationally. The replay code is 3969859#.

(Tables to follow)

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended Dec 31,		Year Ended Dec 31,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Audited

Revenues	11	90	338	180

Cost of revenues	-	-	7	-

Research and development expenses	2,462	2,824	9,289	9,740

Less: governmental and other grants	(51)	(385)	(544)	(1,354)

Research and development expenses, net	2,411	2,439	8,745	8,386

Sales and marketing expenses	226	247	996	1,324

General and administrative expenses	1,073	853	3,502	2,930

Total operating expenses *	3,710	3,539	13,243	12,640

Operating loss	3,699	(3,449)	(12,912)	(12,460)

Financing income, net	(90)	169	348	868

Other income	14	102	53	134

Loss before taxes on income	(3,775)	(3,178)	(12,511)	(11,458)

Taxes on income	-	32	-	32

Loss from continuing operations	(3,775)	(3,210)	(12,511)	(11,490)

Loss (gain) from discontinued operations	2	103	(16)	(624)

Net loss	(3,777)	(3,107)	(12,527)	(12,114)

Basic and diluted loss per ordinary share from continuing operations	(0.13)	(0.11)	(0.44)	(0.41)

Basic and diluted loss per ordinary share from discontinued operations	-	-	-	(0.02)

Basic and diluted net loss per ordinary share	(0.13)	(0.11)	(0.44)	(0.43)

Weighted average number of ordinary shares outstanding	28,510,157	28,323,811	28,434,946	28,266,273

* Includes stock based compensation

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	Dec 31, 2008 Unaudited	December 31, 2007 Audited

ASSETS

Current assets
Cash, cash equivalents, short term deposits and marketable
securities	7,248	15,082
Cash held in favor of other consortium partners	233	118
Trade receivables	-	40
Receivables and prepaid expenses	768	950
Assets related to discontinued operation	-	54
Total current assets	8,249	16,244

Long-term investments
Long term deposits and marketable securities	-	2,080
Investment in Evogene	3,858	510
Other assets	1,079	1,415
Property and equipment, net	1,058	1,417
Total assets	14,244	21,666

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses	2,881	2,741
Deferred revenues	100	150
Liabilities related to discontinued operations	12	4
Total current liabilities	2,993	2,895

Long-term liabilities
Accrued severance pay	1,248	1,486
Total long-term liabilities	1,248	1,486

Total shareholders' equity	10,003	17,285
Total liabilities and shareholders' equity	14,244	21,666